Exhibit 1

ANNEX A

The following sets forth the name, citizenship and principal occupation of each of the members of the board of directors of PVI.

The business address of each of the below persons is 555 California Street, Suite 3450, San Francisco, California 94104.

Name	Citizenship	Principal Occupation
Dean Maines	USA	Partner and Chief Financial Officer, Pantheon
Kathryn Leaf	USA	Partner and Co-Head of Investment, Pantheon
Jeffrey Miller	USA	Partner and Co-Head of Investment, Pantheon
Susan Long McAndrews	USA	Partner, Pantheon
Brian Buenneke	USA	Partner, Pantheon